Exhibit 99.2

SodaStream to Nominate Torsten Koster
at Upcoming 2016 Annual Shareholders Meeting

AIRPORT CITY, Israel, November 30, 2016 — SodaStream International Ltd. (NASDAQ: SODA), the leading global manufacturer and distributor of Home Sparkling Water Makers, today announced that it will include Torsten Koster as an additional director nominee for election at its upcoming 2016 annual shareholders meeting. Over a 20-year career, Mr. Koster has served in various finance positions, and spent over 12 years at Nestlé starting in 2003, where he served as CFO of Nestlé Nespresso S.A. from 2011 to 2015. The nomination comes at the suggestion of SodaStream shareholder, Teleios Capital Partners GmbH (“Teleios”).

Existing directors, David Morris, Prof. Yehezkel (Chezy) Ofir and Richard Hunter, will also stand for reelection at the annual meeting. Following six years of service, during which the Company nearly tripled its revenue, Eytan Glazer will step down from the Board so that it will continue to have nine members following the annual meeting.

Stanley Stern, Chairman of SodaStream, said, “We look forward to welcoming Torsten to our Board as well as the continuation of the other three nominees. We believe that SodaStream will benefit greatly from the expertise that he brings from his experience at Nespresso as we continue to implement our growth plan and build on the successes of recent quarters.”

Daniel Birnbaum, Chief Executive Officer of SodaStream, said. “I'm extremely grateful to Eytan for his many contributions to SodaStream during the past six years, particularly his assistance in attracting top talent to our management team and in crafting our growth plan during the 2014 turnaround.”

Adam Epstein, Partner of Teleios, said, “Torsten’s experience at Nestlé Nespresso and his insight into targeted customer acquisition and development will support the Board in its continued efforts to deliver significant value creation for all shareholders. We are pleased to be working with SodaStream’s management team and share their vision for long-term growth.”

In connection with the nomination, SodaStream and Teleios, which beneficially owns approximately 5.7% of SodaStream’s outstanding ordinary shares, have agreed to certain customary standstill provisions for a period of 18 months following the 2016 annual shareholders meeting.

The full text of the agreement between SodaStream and Teleios will be filed with the Securities and Exchange Commission as an exhibit to a report of SodaStream on Form 6-K and as an exhibit to an amended Schedule 13D of Teleios.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

About Teleios Capital Partners LLC

Teleios is a Switzerland-based investment manager focused on mid-market companies where it seeks to create value through constructive engagement. Teleios manages capital for leading European and US foundations, family offices and institutions.

Media contacts

For SodaStream:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

For Teleios Capital Partners:

Andrew Honnor or Robert White
Greenbrook Communications
Phone: +44(0)20-7952-2000